Exhibit 99.2

新 闻 稿 Press Release	中 国 石 油 天 然 气 股 份 有 限 公 司 P e t r o C h i n a C o m p a n y L i m i t e d
	中国北京东城区东直门北大街9 号 邮编：100007 电话：86-10-59982622 传真：86-10-62099557	9 Dongzhimen North Street, Dongcheng District, Beijing, 100007, P.R. China TEL: 86-10-59982622 FAX: 86-10-62099557

Continuous optimization of oil and gas industrial chain

to ensure safe and stable supply of oil and gas resources

PetroChina’s Operating Results Improved Steadily in the First Three Quarters of 2022

(Beijing, 27 October 2022) – PetroChina Company Limited (“PetroChina” or the “Company”, HKSE: 00857; SSE: 601857) announced that in the first three quarters of 2022, despite complex and severe external environment, the Company overcame the challenges arising from lower crude oil demand and natural disasters such as flooding. Coordinated efforts were made to maintain stable production and operations, promote business reform and innovation, and respond to COVID-19. Meanwhile, the Company vigorously expanded its exploration and development efforts, and optimized the operation of its oil and gas industrial chains to ensure the stable oil and gas supply.

In the first three quarters of 2022, the Company continued to deliver record financial results for the same period. In accordance with IFRS, the Company achieved revenue of RMB2,460 billion, up 30.6% year-on-year. Net profit attributable to parent company was RMB120.271 billion, up 60.1% year-on-year. Net cash inflow from operating activities increased by 38.3% year-on-year and free cash flow increased significantly. The Company maintained a sound financial position.

Results Review

Steady growth in oil and gas production amid persistent efforts in expanding exploration and development. The Company stepped up investment in exploration and development, actively expanded oil and gas production capacity, and strived to increase reserves and production. It also promoted the new energies business with solid steps and continued to increase capex to promote the integrated development of oil, gas and new energies. The Company attached equal importance to production volume and profitability, and kept working on cost control. For overseas business, the Company forged ahead with key projects and further optimized its business layout and asset structure. In the first three quarters of 2022, crude oil output reached 677 million barrels, of which domestic crude oil output reached 577 million barrels, up 2.7% year-on-year. The marketable natural gas output reached 3,445 bcf, of which domestic marketable natural gas output reached 3,296 bcf, up 5.1% year-on-year. The oil equivalent of oil and gas output was 1.25 billion barrels, of which domestic oil and gas output reached 1.13 billion barrels of oil equivalent, up 3.9% year-on-year. The oil, gas and new energies segment achieved an operating profit of RMB138.93 billion.

Remarkable results in product mix adjustment driven by continuous transformation and upgrading of refining and chemicals operation. Stay market-oriented, the Company actively optimized its resources and rationalized processing load. It pressed ahead with reducing the output of refined products and increasing chemical and specialty products, with product mix further optimized. It also enhanced R&D efforts and established the research institute for new materials in Japan. As a result, the output of new materials substantially increased. New progress was made in the development of key projects, with the Guangdong Petrochemical and Refining Project preparing for commissioning. In the first three quarters of 2022, the Company processed 896 million barrels of crude oil and produced 77.456 million tons of gasoline, kerosene, and diesel. The Company produced 23.486 million tons of chemical products, up 3.5% year-on-year. The refining, chemicals and new materials segment generated an operating profit of RMB26.37 billion.

Continuous enhancement of lean management with the quality of marketing effectively improved. The Company continuously enhanced customer service, strived to increase sales volume and profitability, better coordinated production and sales, and further optimized inventory management to ensure the smooth operation of the industrial chain. It made overall planning on international and domestic markets, further enhanced the profitability of international trade, actively developed the integrated stations of oil, gas, hydrogen, electricity and non-oil products, and strived to create new profit growth drivers. In the first three quarters of 2022, the Company sold 110 million tons of gasoline, kerosene, and diesel. The marketing segment recorded an operating profit of RMB7.24 billion.

Continuous optimization of resource allocation to ensure stable supply of natural gas. The Company optimized its gas resource structure, strictly controlled procurement costs, worked on targeted marketing, expanded the scale of online sales, and actively expanded the end-user market. It strengthened integrated planning and made forward-looking deployment to ensure a stable supply in natural gas market. In the first three quarters of 2022, the Company sold 189.5 bcm of natural gas, of which domestic sales volume of natural gas reached 147.2 bcm, up 6.6% year-on-year. The natural gas marketing segment generated an operating profit of RMB15.64 billion.

In the fourth quarter of 2022, the Company will continue to press ahead with quality and profitability improvement as well as reform and innovation, optimize the industrial chains of oil and gas business, and ensure the achievement of the annual production and operational targets, in an effort to create greater value for all shareholders and the society.

Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
PRChina Limited	Fax: (852) 2522 9955
Ran Mo	Tel: (852) 2522 1838
Email: petrochina@prchina.com.hk

PR Agency (Domestic media):
EverBloom Investment Consulting Co., Ltd.	Fax: (8610) 8562 3181
Di Shen	Tel: (8610) 5166 3828
Email: zhongshiyou.list@everbloom.com

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